                                                                     EXHIBIT 5.3



FOR IMMEDIATE RELEASE:
---------------------

CONTACT:                               Stanley Braun
                                       President & CEO
                                       (818) 593-8258

                                       James K. White
                                       Kehoe, White, Savage & Co.
                                       (310) 437-0655


                          PAC RIM HOLDING CORPORATION
                  SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY
                    SUPERIOR NATIONAL INSURANCE GROUP, INC.


     WOODLAND HILLS, CALIFORNIA, SEPTEMBER 17, 1996: Pac Rim Holding Corporation (Nasdaq: PRIM) ("Pac Rim"), a California-based workers' compensation holding company, announced today that it signed a definitive agreement with Superior National Insurance Group, Inc. regarding an acquisition transaction of Pac Rim for total consideration of approximately $54 million in cash, which consideration would result in payment of approximately $3.00 to $3.10 per share to each of the common shareholders, debenture holders (assuming conversion of the debenture holders' interest) and warrant and option holders' interests (assuming exercise of the warrants and options). The actual price is subject to a final analysis of Pac Rim loss reserves immediately prior to or at closing. The principal terms of the transaction were presented to the directors of each company over the weekend and were subsequently approved. Consummation of the transaction is subject to

Superior National and Pac Rim shareholder and regulatory approvals and various other conditions, and is projected to occur early in 1997. The combination of the two companies will create California's largest independent workers' compensation specialist.

     Pac Rim Holding Corporation, through its subsidiary, The Pacific Rim Assurance Company, is engaged in the writing of workers' compensation insurance in California, Arizona, Texas, and Georgia. For the year ended December 31, 1995, Pac Rim had net premiums earned of $76 million and operating income, excluding realized gains and interest charges, of approximately $2.7 million.

     Stanley Braun, President and CEO of Pac Rim, stated, "We believe that this transaction provides the best long-term value to the shareholders of Pac Rim, particularly in light of the competitive open rating environment and the financial resources available to Pac Rim. We will work closely with Superior National to maintain the franchise that we have built, and the high level of service that we have historically provided to our policyholders."

                                     # # #



                                      -2-